                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of May, 2013, City National Corporation acquired control due to ownership of greater than 25% of the LMCG Global Market Neutral Fund's (the "Fund") outstanding shares. City National Corporation owned 100.0% of the Fund and thus controlled the Fund as of that date.